UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

AXS-One Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83545M109
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,700,493

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,700,493

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 127,550

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 127,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,828,043

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,828,043

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) OO

        This Amendment No. 2 (this “Amendment”) amends and supplements the previous statements on Schedule 13D and 13D/A filed by BlueLine Capital Partners, L.P, a Delaware limited partnership (“BCP I”), BlueLine Capital Partners II, L.P, a Delaware limited partnership (“BCP II”), and BlueLine Partners, L.L.C., a Delaware limited liability company and the sole general Partner of BCP I and BCP II (“BlueLine Partners” and, together with BCP I and BCP II, sometimes referred to herein as the “Reporting Entities” or “BlueLine”) relating to the common stock (the “Common Stock”) of AXS-One Inc. (the “Company”). Items designated as “no change” indicate that the information previously included in prior Schedule 13D/A remains current as of the date of this Amendment.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,828,043 shares of the Common Stock (the “Shares”).

Item 4. Purpose of the Transaction

No change.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Amendment, each of the Reporting Entities may be deemed to own 1,828,043 shares of Common Stock. These shares represent approximately 5.2% of the shares of Common Stock outstanding based on 34,970,627 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 20, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment, the Reporting Entities beneficially own 1,828,043 shares of Common Stock with which each of BCP I and BCP II has shared voting power and shared dispositive power with BlueLine Partners.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days and not reported within a prior BlueLine filing is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.

Exhibit A – Joint Filing Agreement dated November 21, 2006, signed by each of the Reporting Entities in order to confirm that this Amendment is being filed on behalf of each of the Reporting Entities. *

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days and not reported within a prior BlueLine filing.

* Incorporated by reference to the Amendment No. 1 Schedule 13D filed on November 22, 2006.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days and not reported within a prior BlueLine filing.

	BCP I		BCP II
Date	No of Shares	Price Per Share	No of Shares	Price Per Share
11/29/2006	-17,500	$0.74
12/1/2006			7,500	$ 0.72
12/4/2006			100	$ 0.69
12/5/2006			10,000	$ 0.71
12/6/2006			7,000	$ 0.72
12/7/2006			18,100	$ 0.70
12/8/2006			5,000	$ 0.69
12/11/2006			2,350	$ 0.68
12/12/2006			10,000	$ 0.65
12/13/2006			10,000	$ 0.60
12/14/2006			5,000	$ 0.56
12/15/2006			10,100	$ 0.57
12/18/2006			6,000	$ 0.59
12/19/2006			16,400	$ 0.63
12/21/2006			5,000	$ 0.70